

November 14, 2014

Via E-mail
Charles Provini
President and Chief Executive Officer
Natcore Technology, Inc.
87 Maple Avenue
Red Bank, New Jersey, USA 07701

> **Re: Natcore Technology, Inc.**
> **Amendment No. 5 to**
> **Draft Registration Statement on Form F-1**
> **Submitted October 23, 2014**
> **CIK No. 0001464623**

Dear Mr. Provini:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   We note your reference to shares issuable upon exercise of warrants sold "in the same or similar aforementioned private placements." Please revise throughout to ensure you have clearly identified the private transaction or transactions in which the offered securities were received by the selling security holders.

Prospectus Summary, page 5

2.   We note your response to prior comment 9. Please update the disclosure in the third paragraph on page 5 to disclose your accumulated deficit at June 30, 2014. Also, revise

your disclosure of a going concern opinion in the last paragraph on page 9 and in the second risk factor on page 13 to be consistent with the disclosure on page 5.

The Company, page 5

3.   We note your response to prior comment 2. Please disclose the name of the author of the study commissioned by Vanguard mentioned in the fourth paragraph on page 6 and disclose the name of the independent engineering firm mentioned in the first paragraph on page 47. Also, provide us with support for your disclosure on page 43 that Battelle Memorial Institute is "one of America's most respected laboratories."

Competitive Landscape, page 7

4.   We note your response to prior comment 4. Please provide us with support for the new disclosure: (1) in the fourth paragraph on page 8 that the work has been "confirmed as correct by the scientific community and has been reported in the peer reviewed scientific literature;" (2) in the first paragraph on page 43 that the process "can lower silicon usage by more than 40%;" (3) in the second paragraph on page 43 that the process "will fold easily into virtually any silicon cell production plant;" and (4) in the second paragraph on page 46 that the tandem "would produce over 35% efficiency – or about double the output of current technology." Also, tell us why you believe that you have a reasonable basis to make such claims if you have not manufactured and sold your product.

5.   We note your response to prior comment 6. Please continue to ensure that your disclosure is consistent throughout your document as to which technology you expect to be available in the disclosed timeframe. For example, we note your disclosure on page 9 and page 49 about a 36 to 48 month timeframe to reach product readiness. However, you: (1) now disclose in the first paragraph on page 29 that you expect to bring your technology "into early stage commercial applications during the second half of 2014;" (2) disclose in the penultimate paragraph on page 31 that you plan to have your black silicon technology available to the solar industry by the end of 2015; and (3) disclose in the penultimate paragraph on pager 49 that you plan to continue to "research and develop these technologies to commercial readiness in the next 12 months to 5 years." Please advise or revise accordingly.

6.   We note your response to prior comment 8. However, you continue to present the roadmap on page 9 from the perspective an investor who may not be an expert in your industry. In this regard, we note your disclosure that the roadmap "shows a set of clear well-defined developments." However, you mention in the roadmap the terms "Heterojunction Cell" and "cell interconnect" but you do not clarify what you mean by those terms. Also, you refer to increases in efficiency from 18% to 20% to 25% to 30%, but you do not explain the significance of each increase, which increases have occurred and which increases are expected to occur. Also, you do not explain where you are at on the roadmap. Please revise your disclosure accordingly.

Selling Shareholders Information, page 20

7.   We note your table now contemplates that you will register warrants in this offering. Please reconcile with your prospectus cover page that you are registering only common shares.

Selected Financial Data, page 25

8.   We note that for the columns labeled December 31, 2013 and December 31, 2012, the word "(Audited)" has been included. Please revise this section to remove that caption as such information presented is not accompanied by an auditor's report. This comment also applies to a similar presentation under "Summary Consolidated Financial Data" on pages 11 and 12.

9.   We note the inclusion of a column for the six months ended June 30, 2014 in the selected financial data. For the consolidated statement of comprehensive loss, please revise to provide comparative data from the same period in the prior financial year. Refer to Item 3.A.1 of Form 20-F.

10.   Please reconcile the "Loss income attributable per share – Basic and Diluted" here in the six months ended June 30, 2014 column to the "Loss per share – basic and diluted" amount on the condensed consolidated statements of comprehensive loss for the same period on page F-5. This comment also applies to a similar presentation under "Summary Consolidated Financial Data" on page 11.

Commitments, page 39

11.   We note your response to prior comment 25. Please expand this section to briefly disclose the material terms of the cooperative research and development agreement filed as exhibit 10.11.

Patent License Agreement, page 40

12.   Regarding your response to prior comment 24, we note that you continue to disclose in the second paragraph of this section the original market milestones for the periods ended December 1, 2012 until December 1, 2015 mentioned in Exhibit C of the agreement filed as Exhibit 10.8. Please instead disclose the new milestones for the periods ended December 1, 2014 until December 1, 2016 mentioned on page 1 of the amended agreement filed as Exhibit 10.10.

13.   Please tell us the basis for your belief that the milestones are considered best efforts projected to be achieved and that they are eligible for renegotiation as desired by the company. Also, expand this section to briefly disclose the termination provisions of the agreement. In this regard, we note section 9 of Exhibit 10.8.

Solar Emitter by Liquid Phase Deposition, page 45

14.   We note your response to prior comment 30. However, it does not appear that you revised the disclosure about a process that could be ready for trials in 12-15 months from the start of available funding. Therefore, please clarify when you expect that event to occur or disclose that you have no estimate at this time as we requested in prior comment 30.

Black Silicon, page 45

15.   Please expand the new disclosure in the last paragraph on page 45 to explain what you mean by the phrase "pilot line levels" for production at a solar cell company. In this regard, we note that you refer to a "30MW/year – 100 MW year solar cell production facility" in your July 7, 2014 news release entitled "Natcore Technology takes steps to form Australian solar panel joint venture" on your website.

Strategies, page 46

16.   We note your response to prior comment 31. Please further explain to us the basis for your claims about margins if you have not manufactured or sold your product. Also, clarify the new disclosure on page 47 that adoption by this one producer represents "an immediate total silicon solar cell market penetration of over 4%."

Compensation, page 54

17.   We note that you have deleted from the tables on pages 57-63 the disclosure as of the year ended December 31, 2013. Please include that disclosure in your next amended draft registration statement or filed registration statement.

Related Party Balances, page 68

18.   We note your response to prior comment 33. Please expand the disclosure in this section to identify the officer and disclose when the amount owed was repaid.

Condensed Consolidated Statements of Financial Position, page F-4

19.   We note that for the column labeled December 31, 2013, the word "(Audited)" has been included. Please revise this section to remove that caption as such information presented is not accompanied by an auditor's report.

Note 10. Share capital, pages F-18 and F-39

Stock options, page F-18 and F-40

20.   We note the disclosure added in the second paragraph of this section in response to prior comment 40. However, it appears that such disclosures only disclose expected life and volatility of the options and does not specifically identify the inputs to the option pricing model as described by the guidance in paragraph 47(a) of IFRS 2. Please revise your disclosure to explain how you determined the assumptions utilized and to provide disclosures regarding weighted average share price, exercise price, expected dividends, the risk-free interest rate and any other inputs to the model.

Recent Sales of Unregistered Securities, page II-1

21.   We note your response to prior comment 42. For each offering where you specify the laws of non-U.S. jurisdictions, please confirm to us whether you relied on Regulation S.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or Lynn Dicker, Accounting Reviewer, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director

cc (via e-mail): Marc X. LoPresti, Esq.